Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Successfully Tests Rewards with Canelo Alvarez, Crush

Keurig Dr. Pepper Brand Crush Posts Big Per-User Engagement Numbers in Versus Beta

LOS ANGELES, May 25, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) recently completed a beta test of their XEO engagement platform at the Canelo Alvarez vs. Billy Joe Saunders super middleweight championship fight at AT&T Stadium on May 8, 2021. Partnering with Crush, the Keurig Dr. Pepper brand, Versus created a digital experience that allowed fans to play mobile games for real-world prizes before and during the match. While some campaigns are still in progress, Versus has already seen over 60% redemption rates on a number of reward campaigns.

Versus gave away over 1000 prizes to fans who played predictive gaming, match games, and casual arcade games before and throughout the fight. Fans won 2-liters of Crush soda, codes from DAZN to watch the pay-per-view fight for free, and signed boxing gloves from Canelo, who won the fight by TKO. Some fans played Versus-enabled games for over 12 hours to win real-world rewards, with some individuals playing games like Crush-branded skee-ball over 2,000 times.

“The Canelo fight was a great test of the XEO system. Having engaged fans interacting with Crush for 21 minutes, on average, during the fight, through games and chats - it was great. The next steps for us are to continue to roll this into more and more live events and scale rewards and the XEO technology,” said Matthew Pierce, Versus Systems CEO.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Cody Slach, Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.